Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

	Year ended Dec. 31,
(dollar amounts in millions)	2010	2009	2008	2007 (a)	2006 (b)
Earnings
Income from continuing operations before income taxes	$3,694	$(2,208)	$1,946	$3,215	$2,183
Fixed charges, excluding interest on deposits	519	530	1,024	1,140	867

Income from continuing operations before income taxes and fixed charges, excluding interest on deposits	4,213	(1,678)	2,970	4,355	3,050
Interest on deposits	194	171	1,765	2,378	1,434

Income from continuing operations before income taxes and fixed charges, including interest on deposits	$4,407	$(1,507)	$4,735	$6,733	$4,484

Fixed charges
Interest expense, excluding interest on deposits	$414	$421	$900	$1,047	$807
One-third net rental expense (c)	105	109	120	92	60

Total fixed charges, excluding interest on deposits	519	530	1,020	1,139	867
Interest on deposits	194	171	1,765	2,378	1,434

Total fixed charges, including interest on deposits	$713	$701	$2,785	$3,517	$2,301

Earnings to fixed charges ratios
Excluding interest on deposits	8.11	(3.16)	2.91	3.82	3.52
Including interest on deposits	6.18	(2.15)	1.70	1.91	1.95

(a)	Results for 2007 include six months of BNY Mellon and six months of legacy The Bank of New York Company, Inc.
(b)	Results for 2006 include legacy The Bank of New York Company, Inc. only.
(c)	The proportion deemed representative of the interest factor.